EXHIBIT 99.1

Osisko Announces TSX Approval to Renew Normal Course Issuer Bid

MONTRÉAL, Dec. 08, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (OR: TSX & NYSE) (the "Corporation" or "Osisko") is pleased to announce that the Toronto Stock Exchange (the "TSX") has approved the Corporation's notice of intention to make a normal course issuer bid (the "NCIB Program"). Under the terms of the NCIB Program, Osisko may acquire up to 9,258,298 of its common shares ("Common Shares") from time to time in accordance with the normal course issuer bid procedures of the TSX.

The NCIB Program will be conducted through the facilities of the TSX or through alternative trading systems in Canada, if eligible, and will conform to their regulations. Purchases under the NCIB Program will be made by means of open market transactions or such other means as a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Repurchases under the NCIB Program may commence on December 12, 2023 and will terminate on December 11, 2024 or on such earlier date as the NCIB Program is completed. Daily purchases will be limited to 94,834 Common Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Common Shares on the TSX for the six-month period ending November 30, 2023, being 379,338 Common Shares.

The price that the Corporation may pay for any Common Share purchased in the open market under the NCIB Program will be the prevailing market price at the time of purchase (plus brokerage fees) and any Common Share purchased by the Corporation will be cancelled. In the event that the Corporation purchases Common Shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the Common Shares may be, and will be in the case of purchases by private agreements, as may be permitted by the securities regulatory authority, at a discount to the market price of the Common Shares at the time of the acquisition.

The board of directors of Osisko believes that the underlying value of the Corporation may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the Corporation of, and be advantageous to, all remaining shareholders of the Corporation.

As of November 30, 2023, there were 185,165,964 Common Shares issued and outstanding. The 9,258,298 Common Shares that may be repurchased under the NCIB Program represent approximately 5% of the issued and outstanding common shares of the Corporation as of November 30, 2023, being 185,165,964 Common Shares.

Under the prior NCIB Program, the Corporation received approval from the TSX to purchase up to 18,293,240 Common Shares. Given the evolution of the Common Share price since the implementation of the prior NCIB Program and the capital requirement for acquisition of assets throughout the same period, the Corporation concluded that no Common Share purchases were warranted under the prior NCIB Program.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking statements
Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, that any purchase will be carried under the NCIB Program, future events, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC”) status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.